July 8, 2019

Cindy Xiaofan Wang
Chief Financial Officer
Ctrip.com International, Ltd.
968 Jin Zhong Road
Shanghai 200335
People's Republic of China

       Re: Ctrip.com International, Ltd.
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed March 15, 2019
           File No. 001-33853

Dear Ms. Wang:

        We have reviewed your June 24, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
June 10, 2019 letter.

Form 20-F for the Fiscal Year Ended December 31, 2018

Operating and Financial Review and Prospects
Results of Operations, page 56

1. Your note response to prior comment 1 did not address what consideration was given to providing quantitative disclosure of hotel room nights, accommodation reservation volume, and ticketing volume. Although we note that you have provided qualitative disclosure of the key drivers, it appears that quantification of these drivers would be useful to add context to your discussion of period-over-period changes in revenue. Please revise to provide quantification or tell us why you believe it would not be useful to an investor's understanding of your results of operations. We also note that MAU and transacting user data was provided in the call in response to specific investor inquiries. Please explain in
 Cindy Xiaofan Wang
Ctrip.com International, Ltd.
July 8, 2019
Page 2
       greater detail why you believe quantitative disclosure of MAU and transacting user data is not warranted considering that your investors requested such data and it therefore appears to provide useful information to investors.
       You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Christine Dietz,
Assistant Chief Accountant at (202) 551-3408 with any questions.



                                                            Sincerely,

FirstName LastNameCindy Xiaofan Wang                        Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameCtrip.com International, Ltd.
                                                            and Services
July 8, 2019 Page 2
cc:       Julie Gao
FirstName LastName